Exhibit 99.1

For immediate release

Mrs. Vegesna Bala Saraswathi appointed as Director,
Sify Technologies Limited

Chennai, Monday, July 27, 2015: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Applications services in India with global delivery capabilities, today announced the appointment of Mrs. Vegesna Bala Saraswathi as Director on the Board of Directors.

Mrs. Bala is the second nominee of M/s Infinity Capital Ventures LP (Infinity), USA on the Board. She was co-opted as Director at the Board meeting on 22nd July 2015 and shall hold office up to the date of the next Annual General Meeting.

Mrs Bala, a Commerce graduate, served as Finance Controller of ServerWorks Corp and is presently the Director of the Raju Vegesna foundation (US). Today, she guides the foundation in its multiple welfare activities, both in India and the USA. Domiciled in the USA, she is the spouse of Ananthakoti Raju Vegesna, Chairman of the Company.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 38 Data Centres across India including Sify’s 6 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprising of Telecom services, Data Centre services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Certifications

•	ISO 9001:2008 - Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services.
•	ISO / IEC 20000 - 1:2011- Data Centre Operations.
•	ISO/IEC 27001:2013 - Network Operations, Hosting at Data centers & PoPs and for providing Managed security services at SOC and for providing Managed Hosting services
•	SSAE16 SOC2 Type II for Cloud Infrastructure
•	TL 9000 for Enterprise Network Services, Network Integration Services including Design, Implementation and Support services. This certification is telecommunication industry's quality system standard that expands the requirements of the International Standards Organization's ISO 9000 quality management standard in use by industries worldwide.

Sify has a unified licence to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2015, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) +1-646-284-9400 truc.nguyen@grayling.com

20:20 Media

Ms. Divya Singh
+91 0 8552944004
divya.singh@2020msl.com